Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 83 to Registration Statement No. 002-34099 on Form N-1A of our report dated November 16, 2011, relating to the financial statements and financial highlights of Fidelity Advisor Diversified Stock Fund, and of our report dated November 17, 2011, relating to the financial statements and financial highlights of Fidelity Advisor Capital Development Fund, each a fund of Fidelity Destiny Portfolios, appearing in the Annual Report on Form N-CSR of Fidelity Destiny Portfolios for the year ended September 30, 2011, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

November 23, 2011